SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Schedule 13D/A
                  Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                              Quanta Services, Inc.
                                (Name of Issuer)


                        Common Stock, $0.00001 par value
                         (Title of Class of Securities)

                                    74762E102
                                 (CUSIP Number)

                Dale J. Wolf, Secretary, UtiliCorp United Inc.
                ----------------------------------------------
       20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
       ----------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  May 15, 2001
           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 74762E102
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      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               UtiliCorp United Inc.    #440541877
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
               Instructions)
                 (a)
                 (b)  X
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      3        SEC USE ONLY
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      4        SOURCE OF FUNDS (See Instructions)

               WC, BK
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      5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e)

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      6        CITIZENSHIP OR PLACE OR ORGANIZATION

               Delaware
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  NUMBER OF       7     SOLE VOTING
    SHARES              POWER
 BENEFICIALLY
OWNED BY EACH           26,529,979
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                  8     SHARED VOTING
                        POWER
                        None*
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                  9     SOLE DISPOSITIVE POWER

                        26,529,979
               -----------------------------------------------------------------
                  10    SHARED DISPOSITIVE
                        POWER
                        None
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      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               26,529,979
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      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)
                             X
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      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               35.27%**
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON (See Instructions)
               CO
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*    This representation is qualified by the fact that, as described in Item 4 of the Schedule 13D, UtiliCorp has the ability to vote or direct the vote of the shares subject to the Stockholder's Voting Agreements only in two limited, tax-related circumstances. UtiliCorp expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Voting Agreements.

** The percentage reflected in row 13 above is obtained by using 75,229,399 shares as the denominator (in accordance with Rule 13(d)3(d)(1)(i)(D)). This denominator includes: (a) 58,004,594 shares of Issuer's issued and outstanding Common Stock (as indicated in the Issuer's Form 10-Q filed on May 15, 2001); and (b) the approximately 17,224,805 shares of Common Stock into which the Issuer's Convertible Preferred Stock held by UtiliCorp is convertible.

     Also note that the percentage of Common Stock owned by UtiliCorp on a diluted basis is approximately 34.48%. This diluted percentage is obtained by using 76,933,415 shares as the denominator, which includes (a) the 75,229,399 shares discussed in the previous paragraph and (b) 1,704,016 shares of Limited Vote Common Stock (as indicated in the Issuer's Form 10-Q filed on May 15, 2001). UtiliCorp's ownership can be further diluted by (x) other classes of the Issuer's securities that can be converted into Common Stock and (y) shares of Common Stock issuable under the Issuer's Stock Option Plan.

                               AMENDMENT NO. 11 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

      All information herein with respect to UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), and the common stock, par value $0.00001 per share (the "Common Stock"), of Quanta Services, Inc., a Delaware corporation ("Issuer"), is correct to the best knowledge and belief of UtiliCorp. The
Schedule 13D originally filed on October 4, 1999 on behalf of UtiliCorp and ten amendments thereto filed on October 8, 1999, October 14, 1999, October 20, 1999, October 26, 1999, November 9, 1999, January 13, 2000, April 26, 2000, May 25,
2000, June 19, 2000 and July 17, 2000, respectively, on behalf of UtiliCorp are incorporated by reference and amended as follows.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Except for the transaction described in the paragraph below, UtiliCorp has not acquired additional shares of the Issuer's Common Stock since the filing of the last Schedule 13D/A (i.e., Amendment No.10) on July 12, 2000. The decrease in the percentage of UtiliCorp's ownership interest in the Issuer was caused by the increase of the Issuer's issued and outstanding shares of Common Stock (as indicated in the Issuer's Form 10-Q filed on May 15, 2001).

      UtiliCorp exercised its preemptive right to purchase 124,013 shares of the Issuer's Common Stock from the Issuer for $6,004,174 on July 18, 2000, which was funded by a combination of working capital and short-term debt.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:      May 23, 2001                UtiliCorp United Inc.

                                        By: /s/ Dale J. Wolf
                                        Name:  Dale J. Wolf
                                        Title:    Secretary